SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nuburu, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

67021W103

(CUSIP Number)

David Seldin

Anzu Partners LLC

Anzu Nuburu LLC

Anzu Nuburu II LLC

Anzu Nuburu III LLC

Anzu Nuburu V LLC

Daniel Hirsch

CST Global LLC

David & Jennifer Michael Family Ltd Partnership

Whitney Haring-Smith

Debrah Herman

c/o Debrah Herman

12610 Race Track Road, Suite 250

Tampa, Florida 33626

(240) 428-6817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS David Seldin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 745,963(1)
	8	SHARED VOTING POWER 18,549,500(2)
	9	SOLE DISPOSITIVE POWER 745,963(1)
	10	SHARED DISPOSITIVE POWER 18,549,500(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,295,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects (i) 503,141 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), held directly by Mr. Seldin and (ii) 121,411 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held directly by Mr. Seldin, assuming such shares of Preferred Stock have been converted into Common Stock at a Conversion Price (as defined below) equal to $10.00 divided by $5.00, which represents the maximum number of shares issuable to holders of Preferred Stock (the “Maximum Conversion Ratio”). The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

(2)

Reflects (i) (a) 178,002 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners LLC (“Anzu Partners”), (ii) (a) 4,024,512 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu LLC (“Anzu Nuburu”), (iii) (a) 1,851,063 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II LLC (“Anzu Nuburu II”), (iv) (a) 1,521,036 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III LLC (“Anzu Nuburu III”) and (v) (a) 10,127,833 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V LLC (“Anzu Nuburu V” and, collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs”), assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin, Mr. Hirsch and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Mr. Seldin disclaims beneficial ownership with respect to the shares held directly by Anzu Partners and the Anzu SPVs, except to the extent of his pecuniary interest therein, if any.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,178,002(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,178,002(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 178,002 shares of Common Stock held directly by Anzu Partners and (ii) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,219,330(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,219,330(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,219,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.71%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 4,024,512 shares of Common Stock held directly by Anzu Nuburu and (ii) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,940,597(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,940,597(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 1,851,063 shares of Common Stock held directly by Anzu Nuburu II and (ii) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,594,910(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,594,910(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,594,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 1,521,036 shares of Common Stock held directly by Anzu Nuburu III and (ii) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Anzu Nuburu V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,616,661(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,616,661(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.71%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 10,127,833 shares of Common Stock held directly by Anzu Nuburu V and (ii) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Daniel Hirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,371,498(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,371,498(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,371,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.29%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects (i) (a) 4,024,512 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, (ii) (a) 1,851,063 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, (iii) (a) 1,521,036 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III and (iv) (a) 10,127,833 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price. Mr. Hirsch, Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Mr. Hirsch disclaims beneficial ownership with respect to the shares held directly by the Anzu SPVs, except to the extent of his pecuniary interest therein, if any.

.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS CST Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,846(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,846(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Reflects (i) 24,282 shares of Common Stock held directly by CST Global LLC and (ii) 24,282 shares of Preferred Stock held directly by CST Global LLC, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS David & Jennifer Michael Family Ltd Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,101(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 103,101(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Reflects 103,101 shares of Common Stock held directly by David & Jennifer Michael Family Ltd Partnership.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Whitney Haring-Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,423(1)
	8	SHARED VOTING POWER 1,178,002(2)
	9	SOLE DISPOSITIVE POWER 36,423(1)
	10	SHARED DISPOSITIVE POWER 1,178,002(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects (i) 12,141 shares of Common Stock held directly by Mr. Haring-Smith and (ii) 12,141 shares of Preferred Stock held directly by Mr. Haring-Smith, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price.

(2)

Reflects (i) (a) 178,002 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price. Mr. Haring-Smith and Mr. Seldin are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Haring-Smith disclaims beneficial ownership with respect to the shares held directly by Anzu Partners, except to the extent of his pecuniary interest therein, if any.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS Debrah Herman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,371,498(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,371,498(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,371,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.29%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects (i) (a) 4,024,512 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, (ii) (a) 1,851,063 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, (iii) (a) 1,521,036 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III and (iv) (a) 10,127,833 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Conversion Price. Ms. Herman, Mr. Hirsch and Mr. Seldin are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Ms. Herman disclaims beneficial ownership with respect to the shares held directly by the Anzu SPVs, except to the extent of her pecuniary interest therein, if any.

CUSIP Number: 67021W103

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Nuburu, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7442 Tucson Way, Suite 130, Centennial, Colorado 80112.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by:

(i) David Seldin;

(ii) Anzu Partners LLC, a Florida limited liability company (“Anzu Partners”);

(iii) Anzu Nuburu LLC, a Florida limited liability company (“Anzu Nuburu”);

(iv) Anzu Nuburu II LLC, a Florida limited liability company (“Anzu Nuburu II”);

(v) Anzu Nuburu III LLC, a Florida limited liability company (“Anzu Nuburu III”);

(vi) Anzu Nuburu V LLC, a Florida limited liability company (“Anzu Nuburu V” and, collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs”);

(vii) Daniel Hirsch,

(viii) CST Global LLC, a Wyoming limited liability company (“CST Global”);

(ix) David & Jennifer Michael Family Ltd Partnership, a California limited partnership (the “Michael Family Ltd Partnership”)

(x) Whitney Haring-Smith; and

(xi) Debrah Herman.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the members of Anzu Partners and each of the Anzu SPVs and the partners of the Michael Family Ltd Partnership. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Because each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) under the Act, each of the Reporting Persons may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities that any particular Reporting Person does not directly own. Each Reporting Person disclaims beneficial ownership of the securities reported herein that such Reporting Person does not directly own.

(b) The principal business address of each of the Reporting Persons is 12610 Race Track Road, Suite 250, Tampa, Florida 33626.

CUSIP Number: 67021W103

(c) The principal business of Anzu Partners is venture investment management. The principal business of each of the Anzu SPVs, CST Global and the Michael Family Ltd Partnership is investing in securities.

(d) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Anzu Partners and each of the Anzu SPVs is organized under the laws of the State of Florida. CST Global is organized under the laws of the State of Wyoming. The Michael Family Ltd Partnership is organized under the laws of the State of California. Messrs. Seldin, Hirsch and Haring-Smith and Ms. Herman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the transactions consummated on January 31, 2023 pursuant to that certain Business Combination Agreement, dated August 5, 2022 (as it has been and may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc., a wholly owned subsidiary of Tailwind (“Merger Sub”), and Nuburu, Inc. (“Nuburu”), pursuant to which, among other things, (i) Nuburu changed its name to “Nuburu Subsidiary, Inc.”; (ii) Merger Sub merged with and into Nuburu, with Nuburu as the surviving company and continuing as a wholly owned subsidiary of Tailwind (the “Business Combination”) and (iii) Tailwind changed its name to “Nuburu, Inc.”

Business Combination Agreement

Pursuant to the Business Combination Agreement, at the effective time of the Business Combination (the “Effective Time”):

•

Each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Company Preferred Stock”), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Company Preferred Stock divided by (y) $10.00 (such shares of Company Preferred Stock receiving a number of shares of Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Company Common Stock (as defined below) that such share of Company Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio (as defined below).

•

Each share of Nuburu common stock, par value $0.0001 per share (“Company Common Stock” and, together with Company Preferred Stock, “Company Equity Securities”) issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio.

•

Each option to purchase shares of Company Common Stock (each such option, a “Company Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the

CUSIP Number: 67021W103

number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Company Option immediately prior to the Effective Time.

•

Each restricted stock unit granted by Nuburu (each a “Company RSU”) outstanding immediately prior to the Effective Time was converted into a restricted stock unit of Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Company RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Company RSU immediately prior to the Effective Time.

•	Each warrant to purchase shares of Nuburu Common Stock (each, a “Company Warrant”) outstanding immediately prior to the Effective Time was treated in accordance with its terms.

•

Each convertible promissory note issued by Nuburu (each a “Company Note”) outstanding immediately prior to the Effective Time was canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Company Note as of immediately prior to the Effective Time, which shares were then outstanding as of immediately prior to the Effective Time and subsequently converted into Common Stock (and with such shares entitled to participate in the Preferred Stock Issuance (as defined below).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration (as defined below) by (y) the number of Fully-Diluted Company Shares (as defined below). The “Aggregate Common Stock Merger Consideration” means a number of shares of Common Stock equal to (a) 35,000,000 less (b) the aggregate number of Common Stock issuable in respect of Unconverted Preferred Stock pursuant to the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock (as defined in the Business Combination Agreement) that were issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Company Common Stock basis, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that were outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

Preferred Stock Issuance

Prior to the closing of the Business Combination (the “Closing”), on January 31, 2023, the Issuer declared an issuance of shares of Preferred Stock (the “Preferred Stock Issuance”) to the holders of record of Common Stock as of as of the close of business on the date of the Closing (the “Closing Date”) (other than (a) stockholders of Nuburu who waived their entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance by executing a Written Consent (which, for clarity, excludes shares of Common Stock received as a result of the conversion of any Company Note) and (b) Tailwind Sponsor LLC (the “Sponsor”), who waived right, title and interest in, to or under, a portion of the Preferred Stock Issuance), with one share of Preferred Stock to be issued in respect of each such share of Common Stock. For clarity, any stockholder of Nuburu that elected to redeem their shares in connection with the Business Combination did not participate in the Preferred Stock Issuance with respect to the shares so redeemed, as such holder was not a record holder of Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the Preferred Stock are set forth in the Certificate of Designations (as defined below).

CUSIP Number: 67021W103

Reporting Persons

In connection with the Business Combination, on January 31, 2023:

(i) Mr. Seldin received (x) an aggregate of 503,141 shares of Common Stock in exchange for Company Warrants and Company Notes, in each case pursuant to the Business Combination Agreement, and (y) an aggregate of 121,411 shares of Preferred Stock pursuant to the Preferred Stock Issuance;

(ii) Anzu Partners received (x) an aggregate of 178,002 shares of Common Stock in exchange for Company Equity Securities and Company Warrants, in each case pursuant to the Business Combination Agreement, and (y) an aggregate of 500,000 shares of Preferred Stock upon exercise in full of a warrant issued by Nuburu to Anzu Partners, which had a strike price of $0.01 per share of Preferred Stock, was exercisable upon issuance and expired on December 31, 2024;

(iii) Anzu Nuburu received (x) an aggregate of 4,024,512 shares of Common Stock in exchange for Company Equity Securities pursuant to the Business Combination Agreement and (y) an aggregate of 97,409 shares of Preferred Stock in exchange for Company Notes pursuant to the Business Combination Agreement;

(iv) Anzu Nuburu II received (x) an aggregate of 1,851,063 shares of Common Stock in exchange for Company Equity Securities pursuant to the Business Combination Agreement and (y) an aggregate of 44,767 shares of Preferred Stock in exchange for Company Notes pursuant to the Business Combination Agreement;

(v) Anzu Nuburu III received (x) an aggregate of 1,521,036 shares of Common Stock in exchange for Company Equity Securities pursuant to the Business Combination Agreement and (y) and (y) an aggregate of 36,937 shares of Preferred Stock in exchange for Company Notes pursuant to the Business Combination Agreement;

(vi) Anzu Nuburu V received (x) an aggregate of 10,127,833 shares of Common Stock in exchange for Company Equity Securities pursuant to the Business Combination Agreement and (y) an aggregate of 244,414 shares of Preferred Stock in exchange for Company Notes pursuant to the Business Combination Agreement;

(vii) CST Global received (x) an aggregate of 24,282 shares of Common Stock in exchange for Company Warrants pursuant to the Business Combination Agreement and (y) an aggregate of 24,282 shares of Preferred Stock pursuant to the Preferred Stock Issuance;

(viii) Michael Family Ltd Partnership received an aggregate of 103,101 shares of Common Stock in exchange for Company Equity Securities pursuant to the Business Combination Agreement; and

(ix) Mr. Haring-Smith received (x) an aggregate of 12,141 shares of Common Stock in exchange for Company Notes pursuant to the Business Combination Agreement and (y) an aggregate of 12,141 shares of Preferred Stock pursuant to the Preferred Stock Issuance.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons own the securities reported herein for investment purposes. Other than with respect to the sales under the 10b5-1 Sales Plan and potential purchases under the Sale Option Agreement (each as described in Item 6 hereof), the Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and

CUSIP Number: 67021W103

availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors, through, among other things, the purchase or sale of the Issuer’s securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

In his capacity as a director of the Issuer, Mr. Hirsch intends to continue taking an active role in advising the Issuer’s management. Also, subject to applicable approvals from the compensation committee of the Board, Mr. Hirsch may receive additional securities of the Issuer in connection with his compensation program. In addition, in his capacity as a director of the Issuer, Mr. Hirsch intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The percentage of beneficial ownership reported by each Reporting Person in this Schedule 13D is based on an aggregate of 32,990,092 shares of Common Stock outstanding as of January 31, 2023, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 6, 2023, and any shares of Common Stock issuable upon the conversion of any shares of Preferred Stock (assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Conversion Ratio) beneficially owned by the Reporting Person, as applicable (the “Outstanding Shares”).

(i) Mr. Seldin beneficially owns an aggregate of 19,295,463 shares of Common Stock constituting approximately 56.62% of the Outstanding Shares. Mr. Seldin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 745,963 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin, Mr. Hirsch and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Mr. Seldin has shared power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 18,549,500 shares of Common Stock;

(ii) Anzu Partners beneficially owns an aggregate of 1,178,002 shares of Common Stock constituting approximately 3.47% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iii) Anzu Nuburu beneficially owns an aggregate of 4,219,330 shares of Common Stock constituting approximately 12.71% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iv) Anzu Nuburu II beneficially owns an aggregate of 1,940,597 shares of Common Stock constituting approximately 5.87% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(v) Anzu Nuburu III beneficially owns an aggregate of 1,594,910 shares of Common Stock constituting approximately 4.82% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vi) Anzu Nuburu V beneficially owns an aggregate of 10,616,661 shares of Common Stock constituting approximately 31.71% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

CUSIP Number: 67021W103

(vii) Mr. Hirsch beneficially owns an aggregate of 18,371,498 shares of Common Stock constituting approximately 54.29% of the Outstanding Shares. Mr. Seldin, Mr. Hirsch and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Mr. Hirsch has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 18,371,498 shares of Common Stock;

(viii) CST Global beneficially owns an aggregate of 72,846 shares of Common Stock constituting approximately 0.22% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(ix) Michael Family Ltd Partnership beneficially owns an aggregate of 103,101 shares of Common Stock constituting approximately 0.31% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(x) Mr. Haring-Smith beneficially owns an aggregate of 1,214,425 shares of Common Stock constituting approximately 3.57% of the Outstanding Shares. Mr. Haring-Smith has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 36,423 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. As a result of the foregoing, Mr. Haring-Smith has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,178,002 shares of Common Stock; and

(xi) Ms. Herman beneficially owns an aggregate of 18,371,498 shares of Common Stock constituting approximately 54.29% of the Outstanding Shares. Mr. Seldin, Mr. Hirsch and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Ms. Herman has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 18,371,498 shares of Common Stock.

Because of the relationships among the Reporting Persons, as described herein, the Reporting Persons may be deemed a “group” within the meaning of Rule 13d-5 of the Act. Each of the Reporting Persons disclaims beneficial ownership with respect to the shares not held directly by such Reporting Person, except to the extent of his or her pecuniary interest therein, if any.

(c) Except as described in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

CUSIP Number: 67021W103

Joint Filing Agreement

On January 27, 2023, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Certificate of Designations of Series A Preferred Stock

On the Closing Date, the Issuer filed a Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware to designate 25,000,000 shares as “Series A Preferred Stock” and establish the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Preferred Stock, which are described in more detail below.

Ranking

The Preferred Stock ranks senior to the Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer.

Dividends

Holders of Preferred Stock participate, on an as-converted basis (without regard to any conversion limitations) in all dividends paid to the holders of Common Stock.

Conversion Rights

The Preferred Stock is convertible at any time into Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding) (the “Original Issuance Price”) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations (the “Conversion Price”).

Any conversion will be settled only in shares of Common Stock; provided, that, upon any conversion that would result in the holders beneficially owning greater than 9.99% of the Issuer’s voting stock outstanding as of the conversion date or any individual holder beneficially owning Common Stock in excess of the maximum number of shares of Common Stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall be paid in cash, based on an amount per share of Common Stock equal to the last reported price per share of the Common Stock on the trading day immediately preceding the conversion date.

Mandatory Conversion

If the VWAP is greater than 200% of the Conversion Price for any 20 trading days in a 30-day trading day period, the Issuer may elect to convert all, but not less than all, of the Preferred Stock then outstanding into Common Stock at a conversion rate with respect to each share of Preferred Stock equal to the Original Issuance Price as of the date of such conversion divided by the then applicable Conversion Price.

Voting Rights

The holders of Preferred Stock are not entitled to vote at or receive notice of any meeting of stockholders, except the holders of Preferred Stock are entitled to certain consent rights on matters related to (i) the creation or authorization of the creation of any equity or debt securities of the Issuer that rank senior or equal to certain rights of the Preferred Stock and (ii) the authorization of any adverse change to the powers, preferences, or special rights of the Preferred Stock set forth in the Issuer’s Certificate of Incorporation or Bylaws, and have voting rights as required by law.

CUSIP Number: 67021W103

Redemption

On the second anniversary of the Closing Date (the “Test Date”), the Issuer must redeem the maximum portion of the Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price as of such date if the Conversion Price exceeds the VWAP. If, on the Test Date, the Conversion Price is equal to or less than the VWAP, the Issuer must convert all shares of Preferred Stock then outstanding into shares of Common Stock at the then applicable Conversion Price. Notwithstanding the foregoing, the Issuer shall not be required to redeem any shares of Preferred Stock to the extent the Issuer does not have legally available funds to effect such redemption. The mandatory redemption and conversion provisions described herein are further subject to certain limitations detailed in the Certificate of Designations.

The Certificate of Designations is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Registration Rights and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, on August 5, 2022, Tailwind entered into that certain Amended and Restated Registration Rights and Lock-Up Agreement with the Holders (as defined therein, including Anzu Partners and each of the Anzu SPVs) (as amended on November 22, 2022 and January 31, 2023, and as further amended from time to time, the “Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders. Further, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities (as such term is defined in the Registration Rights and Lock-Up Agreement) held by all New Holders (as defined in the Registration Rights and Lock-Up Agreement), may demand at any time or from time to time that the Issuer file a registration statement on Form S-1 or Form S-3 to register the resale of certain shares of Common Stock held by such Holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

In addition, subject to certain exceptions, each Holder shall not Transfer any Restricted Securities (each as defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder until the end of the Lock-up Period applicable to such Holder. “Lock-up Period” shall mean:

(a) for the “Nuburu Holders” (as so listed in Schedule A to the Registration Rights and Lock-Up Agreement (which does not include any of the Reporting Persons)), and the Anzu SPVs, the period beginning on the Closing Date and ending on the earliest of: (i) the date that is 180 days from the Closing Date, (ii) if the volume weighted-average price (“VWAP”) of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property;

(b) for the persons designated as “Founder Holders” on Schedule A of the Registration Rights and Lock-Up Agreement, the period beginning on the Closing Date and ending on the earliest of: (i) the date that is four (4) years from the Closing Date, (ii) (A) for 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date that is 180 days from the

CUSIP Number: 67021W103

Closing Date or if the VWAP of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, (B) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price (as defined in the Registration Rights and Lock-Up Agreement) of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, (C) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, and (D) for the remaining 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $17.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date; or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, that, for the avoidance of doubt, the Lock-up Period for any Restricted Securities for which the Lock-up Period has not ended on the fourth-year anniversary of the Closing Date shall end on the fourth-year anniversary of the Closing Date; and

(c) for the Periscope Holder (as defined in the Registration Rights and Lock-Up Agreement), the period beginning on the Closing Date and ending on the earliest of (i) September 30, 2023, or (ii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Notwithstanding the foregoing, (i) a Holder may transfer any shares of Converted Common Stock (as such term is defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP (as defined in the Registration Rights and Lock-Up Agreement) per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (ii) an Anzu SPV may transfer any shares of Common Stock received by such Holder at the effective time as aggregate common stock merger consideration that are beneficially owned or owned of record by such Anzu SPV at any time if the sale price of the Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and (iii) a CCM Holder may at any time transfer any shares of Common Stock that are beneficially owned or owned of record by such Holder if the sale price of the Common Stock at which the transfer occurs (x) equals or exceeds the VWAP per share of Common Stock for the previous trading day, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); provided, however, that any such transfer(s) by the CCM Holder may not exceed more than 20% of the traded volume on the date of transfer.

The Registration Rights and Lock-Up Agreement and the amendments thereto are attached hereto as Exhibits 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated herein by reference.

Preferred Stock Sale Option Agreement

Concurrently with the execution and delivery of the Registration Rights and Lock-Up Agreement, on August 5, 2022, Tailwind and the Anzu SPVs entered into that certain Sale Option Agreement (as amended on November 22, 2022, November 28, 2022 and as may be further amended from time to time, the “Sale Option Agreement”). Pursuant to the terms of the Sale Option Agreement, in the event an Anzu SPV transfers any

CUSIP Number: 67021W103

shares of Common Stock beneficially owned or owned of record by such holder prior to the expiration of the lock-up period applicable to such holder in a Permitted Transfer (as defined therein), such holder must notify the Issuer of the Permitted Transfer, whereupon the Issuer has the right, but not the obligation, to cause such holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase shares of Preferred Stock from the Issuer at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar events).

The Sale Option Agreement also restricts the ability of the Anzu SPVs to transfer (i) any shares of Preferred Stock acquired by such Anzu SPV pursuant to the Sale Option Agreement, and (ii) any shares of Common Stock to be issued to such Anzu SPV as a result of any conversion of any shares of Preferred Stock referred to in the foregoing clause (i), until the earliest of (A) December 29, 2023, (B) the date that the aggregate number of shares of Common Stock sold under the 10b5-1 Sales Plan (as defined below) results in no remaining shares of Common Stock being available for Tigress Financial Partners LLC (“Tigress”) to sell under the 10b5-1 Sales Plan with respect to such Anzu SPV or (C) the termination of the 10b5-1 Sales Plan with respect to such Anzu SPV. Each of the Anzu SPVs has agreed in the Sale Option Agreement not to sell any shares of Preferred Stock which it may be required to purchase pursuant to the Sale Option Agreement or any shares of Common Stock issued upon conversion thereof, absent consent of the Issuer or for certain related party transfers, gifts or transfers to the Issuer or certain related parties, while the 10b5-1 Sales Plan is in effect with respect to such Anzu SPV, unless (x) an announcement of a bona fide tender or exchange offer is made by a person other than (A) the Anzu SPVs or (B) an affiliate of the Anzu SPVs where such affiliation does not arise with or through the Issuer with respect to the Common Stock or Preferred Stock or (y) a public announcement is made by the Issuer or a person controlled by the Issuer with respect to a bona fide merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Common Stock or Preferred Stock will be exchanged for or converted into shares of another company. The Sale Option Agreement also provides that the Issuer will request the board of directors of the Issuer, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Act) thereof, to adopt one or more resolutions consistent with the interpretive guidance of the SEC designed to cause each acquisition of shares of Preferred Stock by the Anzu SPVs pursuant to the Sale Option Agreement to be an exempt transaction for purposes of Section 16(b) of the Act pursuant to Rule 16b-3 thereunder to the extent consistent with applicable law.

The Sale Option Agreement and the amendments thereto are attached hereto as Exhibits 99.7, 99.8 and 99.9, respectively, and are incorporated herein by reference.

Anzu Designee Letter Agreement

On November 28, 2022, Nuburu, Tailwind and Anzu Partners entered into the Anzu Designee Letter Agreement (the “Anzu Designee Letter Agreement”) that, among other things provides that Tailwind and Nuburu will use their respective reasonable best efforts to cause Daniel Hirsch (or, if Mr. Hirsch is unable to serve as a director of the Issuer at the Effective Time, then another representative designated by Anzu Partners in writing and reasonably acceptable to Nuburu) to be a member of the board of directors of the Issuer as a Class III director pursuant to Section 2.05(b) and Section 7.15(a) of the Business Combination Agreement (such representative, the “Anzu Representative”). In addition, following the Effective Time, in connection with any vacancy caused by the departure of the Anzu Representative from the board of directors of the Issuer (unless Anzu Partners declines in writing to designate a successor nominee), the Issuer shall cause such vacancy to be filled by one designee of Anzu Partners (to be selected by Anzu Partners, with notice of such selection to be delivered in writing to the Issuer, and reasonably acceptable to the Issuer). The foregoing obligation automatically terminates at the close of business on the day on which the initial term of the Class III directors ends, which is expected to be in the second quarter of 2025.

The Anzu Designee Letter Agreement is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

CUSIP Number: 67021W103

10b5-1 Sales Plan

On December 12, 2022, the Reporting Persons entered into an agreement (the “10b5-1 Sales Plan”) with Tigress pursuant to Rule 10b5-1 under the Act. The 10b5-1 Sales Plan relates to a total of approximately 18,288,426 shares of Common Stock. It does not relate to any shares of Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of Common Stock that are issuable upon conversion thereof. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the employee, director, officer or affiliated stockholder when entering into the plan, without further direction from the employee, officer, director or affiliated stockholder. Pursuant to the 10b5-1 Sales Plan, Tigress is authorized to sell all of the shares of Common Stock received by the Reporting Persons at Closing during the period (the “Plan Period”) commencing on the first regular trading day after the effectiveness of the registration statement on Form S-1 covering the resale of such holders’ shares of Common Stock and terminating on the earliest of (i) the date on which Tigress is required to terminate sales under the 10b5-1 Sales Plan pursuant to the terms thereof, including with respect to any given Anzu Investor upon one day’s prior written notice by such Anzu Investor, (ii) December 29, 2023 and (iii) the date that the aggregate number of shares of Common Stock sold under the 10b5-1 Sales Plan results in no remaining shares of Common Stock available for Tigress to sell.

Pursuant to the terms of the 10b5-1 Sales Plan, (i) Tigress may not sell any shares of Common Stock under that plan at a price less than (x) $5.00 per share (before deducting commissions and other expenses of sale) or (y) the 10-day VWAP, as calculated pursuant to the Registration Rights and Lock-up Agreement, and (ii) sales by Tigress pursuant to the plan may not exceed 30% of the traded volume on any given trading day. Each of the Anzu SPVs has agreed in the Sale Option Agreement not to sell any shares of Preferred Stock which it may be required to purchase pursuant to the Sale Option Agreement or any shares of Common Stock issued upon conversion thereof, absent consent of the Issuer or for certain related party transfers, gifts or transfers to the Issuer or certain related parties, while the 10b5-1 Sales Plan is in effect with respect to such Anzu SPV, unless (x) an announcement of a bona fide tender or exchange offer is made by a person other than (A) the Anzu SPVs or (B) an affiliate of the Anzu SPVs where such affiliation does not arise with or through the Issuer with respect to the Common Stock or Preferred Stock or (y) a public announcement is made by the Issuer or a person controlled by the Issuer with respect to a bona fide merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Common Stock or Preferred Stock will be exchanged for or converted into shares of another company. The 10b5-1 Sales Plan is subject to review and potential change from time to time, and any changes may include elimination or modification of the price floor on sales disclosed herein.

The 10b5-1 Sales Plan is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

99.1 Joint Filing Agreement, by and among the Reporting Persons, dated January 27, 2023.

99.2 Certificate of Designations of the Company (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2023).

99.3 Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among Tailwind and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Tailwind’s Current Report on Form 8-K filed with the SEC on August  8, 2022).

99.4 Amendment to Amended and Restated Registration Rights Lock-up, Agreement, dated November 22, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to Tailwind’s Current Report on Form 8-K filed with the SEC on November  22, 2022).

99.5 Second Amendment to Amended and Restated Registration Rights and Lock-Up Agreement, dated January 31, 2023, by and among Tailwind Acquisition Corp. and the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on January  31, 2023).

99.6 Third Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2023).

CUSIP Number: 67021W103

99.7 Preferred Stock Sale Option Agreement, dated August 5, 2022, by and among Tailwind and the parties listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to Tailwind’s Current Report on Form 8-K filed with the SEC on August  8, 2022).

99.8 Amendment to Preferred Stock Sale Option Agreement, dated November 22, 2022, by and among Tailwind and the Holders (as defined therein) (incorporated by reference to Exhibit 10.3 to Tailwind’s Current Report on Form 8-K filed with the SEC on November  22, 2022).

99.9 Second Amendment to Preferred Stock Sale Option Agreement, dated November 28, 2022, by and among Tailwind and the Holders (as defined therein) (incorporated by reference to Exhibit 10.1 to Tailwind’s Current Report on Form 8-K filed with the SEC on November  29, 2022).

99.10 Anzu Designee Letter Agreement dated November 28, 2022, by and among Tailwind and the Holders (as defined therein) (incorporated by reference to Exhibit 10.2 to Tailwind’s Current Report on Form 8-K filed with the SEC on November 29, 2022).

99.11 Rule 10b5-1 Sales Plan, dated December  12, 2022, by and among the Reporting Persons and Tigress Financial Partners LLC.

CUSIP Number: 67021W103

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

Anzu Nuburu LLC		Anzu Nuburu II LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Nuburu III LLC		Anzu Nuburu V LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Partners LLC		David M. Seldin

By:	/s/ David Seldin	/s/ David M. Seldin
Name: David Seldin
Title: Manager

David & Jennifer Michael Family Ltd Partnership		CST Global LLC

By:	/s/ David Michael	By:	/s/ David Michael
Name: David Michael		Name: David Michael
Title: General Partner		Title: Manager

Whitney Haring-Smith		Debrah Herman

/s/ Whitney Haring-Smith		/s/ Debrah Herman

Daniel Hirsch

/s/ Daniel Hirsch

CUSIP Number: 67021W103

Schedule A

Anzu Partners LLC

Managing Partner	David Seldin
Managing Partner	Whitney Haring-Smith

Anzu Nuburu LLC

Manager	David Seldin
Manager	Daniel Hirsch
Manager	Debrah Herman

Anzu Nuburu II LLC

Manager	David Seldin
Manager	Daniel Hirsch
Manager	Debrah Herman

Anzu Nuburu III LLC

Manager	David Seldin
Manager	Daniel Hirsch
Manager	Debrah Herman

Anzu Nuburu V LLC

Manager	David Seldin
Manager	Daniel Hirsch
Manager	Debrah Herman

CST Global LLC

Manager	David Michael

David & Jennifer Michael Family Ltd Partnership

General Partner	David Michael